UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously reported by Bon Natural Life Limited (the “Company”), on June 12, 2023, the Company received a letter (the “Notification Letter”) from Nasdaq Stock Market, LLC (“Nasdaq”), notifying the Company that it had not been in compliance with the minimum bid price of $1.00 per share for thirty (30) consecutive days, as required by the Nasdaq Rules for continued listing (the “Rules”). In accordance with the Rules, the Company had been provided 180 calendar days, or until December 11, 2023, to regain compliance with the Rules. Later, Nasdaq determined that the Company was eligible for an additional 180 calendar day period, or until June 10, 2024, to regain compliance. On April 11, 2024, the Company implemented a 1-for-10 reverse split of its ordinary shares in order to achieve compliance with the minimum bid price standard.

On April 25, 2024, the Company received a written notification from Nasdaq that, for the last 10 consecutive business days, from April 11 through April 24, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, Nasdaq has confirmed that the Company has regained compliance with Listing Rule 5550(a)(2), and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer